ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) focuses on the financial condition and results of operations of the Company as at and for the three months ended March 31, 2007, in comparison to the corresponding prior year period. It is intended to supplement the unaudited consolidated financial statements for the three months ending March 31, 2007 and related notes contained therein. It should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the related annual MD&A which have been lodged with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been lodged with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

(*) available at the SEDAR website at www.sedar.com

1.1	Significant Events During the First Quarter

i) AMEX Listing: On January 29, 2007 the Company’s common shares commenced trading on the American Stock Exchange under the symbol EXK.

ii) Bolanitos Acquisition: On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for US$3.25 million, comprised of US$2.25 million in cash and US$1.0 million in common shares of the Company. This transaction was scheduled to close on March 31, 2007, upon the signing of definitive agreements, subject only to the Company’s final due diligence and the Company’s Board of Directors and regulatory approvals. On April 2, 2007 the Company announced that the closing date had been postponed one month until April 30, 2007 to allow more time to reach a final reconciliation of the mine and plant inventories and costs. Please refer to the Subsequent Events Note for an update on this acquisition.

iii) Currency of Reporting: During the 1st Quarter 2007 the Company has changed its functional currency from Canadian dollars to US dollars to reflect the fact that the Company’s revenues, expenditures and assets are denominated in US dollars. Please refer to the Change in accounting policies note for more details.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

2.0	Production Results

Guanacevi Mines Project

For the three months ended March 31, 2007, total mine output was 34,454 dry tonnes.

During February 2007 the Company completed the installation of a larger ball mill at the Guanacevi Plant which increased the processing capacity from 420-tpd to 800-tpd. Mill throughput for the quarter was 47,781 tonnes, grading 427 gpt silver and 0.88 gpt gold. Silver production of 490,986 ozs was 63% higher than the corresponding 1st quarter in 2006. Gold production of 1,020 ozs was 103% higher than the 1st quarter in 2006.

The Company consolidated and commenced to report the Guanacevi operations from 28 January 2006 when 51% mine ownership was attained. The following table compares 100% production in 2007 to 100% production in the 2006 year:

		Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(% )	Au(% )
Production 2006 Year: 51% mine ownership 28 January 2006
Q1, 2006	24,805	479	0.95	300,872	503	77.4	66
Q2, 2006	27,585	492	1.18	350,087	700	80.3	67
Q3, 2006	31,201	404	0.73	332,407	619	81.9	85
Q4, 2006	33,664	426	0.80	369,295	671	80.2	77
2006	117,255	449	0.90	1,352,661	2,493	80.0	73
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1020	74.8	75
YTD 2007	47,781	427	0.88	490,986	1,020	75	75
Q1, 2007 : Q1, 2006	93%	-11%	-7%	63%	103%	-3%	14%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

2.1	Financial Results

3 Months ended March 31, 2007 compared with the 3 months ended March 31, 2006

	Three Months	Three Months
	Ended March	Ended March
(in US $000s except per share amounts)	31, 2007	31, 2006

Sales Revenue	$7,230	$2,281

Cost of mine operations	$3,567	$1,390
Depreciation and depletion	$959	$427
Earnings from mine operations	$2,704	$464

Net loss:
(i) Total	$(2,238)	$(1,701)
(ii) Basic per share	$(0.05)	$(0.05)
(iii) Diluted per share	$(0.05)	$(0.05)

Dividends per share	$-	$-

The Company realized Mine Operating Earnings of $2.7 million from its mining and milling operations on sales of $7.2 million for the Quarter ended March 31, 2007. Cost of sales was $3.6 million and depreciation and depletion $1.0 million.

The Operating Loss for the Quarter was $0.95 million after Exploration of $1.8 million, General and Administration costs of $1.5 million and Stock Based Compensation of $0.3 million. This compares to an Operating Loss of $1.7 million in the 1st Quarter 2006 and comparative costs of $0.7 million for General and Administration and Stock Based Compensation of $1.4 million.

The Loss Before Taxes for the Quarter was $0.5 million after Investment and Other Income compared to $1.5 million in the 1st Quarter 2006. Investment and Other Income increased from $0.1 million in the 1st Quarter 2006 to $0.5 million in the 1st Quarter 2007 due primarily to interest income and foreign exchange gains earned on higher cash balances from share issues.

Other Comprehensive Income in the Quarter being unrealized gains on marketable securities was $0.4 million compared to Nil in the 1st Quarter 2006.

The Company incurred a Loss for the Quarter of $2.2 million after Non-controlling Interest of $1.5 million and Provision for Tax of $0.3 million compared to a loss of $1.7 million in the 1st Quarter 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

2.2	Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning.

The cash cost per oz of silver produced for the 1st Quarter 2007 was US$5.85 per oz compared to US$6.13 per oz in the 1st Quarter 2006. Cash cost per oz of silver is calculated net of gold credits.

Reconciliation of cash cost per oz to cost of sales:

	Three Months	Three Months
	Ended March	Ended March
(in US $000s except ozs produced/payable and cash cost/oz)	31, 2007	31, 2006

Cost of Sales	$3,567	$1,390
Add/(Subtract):
Change in Inventories	$(98)
By-Product gold sales	$(627)	$(173)
Cash Operating Costs	$2,842	$1,217

Ozs Produced	490,986	200,581
Ozs Payable	486,076	198,576

Cash Cost Per Oz US$ *	$5.85	$6.13

*	Based on payable silver production attributable to cost of sales. March Quarter 2006 adjusted for date of acquisition of the Guanacevi Mines Project.

2.3	Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended March 31, 2007:

	Dec 31, 2007		Dec 31, 2006				Dec 31, 2005
(in US$000s			Period End				Period End
except per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Aug 31	May 31,

Total Revenues	$7,230	$6,035	$2,806	$4,550	$2,281	$-	$-	$-

Net income (loss):
(i) Total	$(1,856)	$(711)	$(153)	$(1,493)	$(1,701)	$(2,891)	$(849)	$(959)
(ii) Basic per share	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)	$(0.04)	$(0.04)
(iii) Diluted per share	$(0.05)	$-	$-	$(0.04)	$(0.05)	$(0.11)	$(0.04)	$(0.04)

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

In 2005, the Guanacevi Mines Project was under option and was accounted for as an interest in mineral properties. From January 28, 2006 when 51% ownership was attained the Project was accounted for using the purchase method of accounting and consolidated into the financial results. Selected information in the 2006 Comparative year has been restated for the change in accounting policy to expense exploration cost as incurred.

In 2006, the revenue trend reflects higher sales proceeds achieved particularly in the June and December Quarters from higher metal prices. In addition the Mexican subsidiaries previously accounted for revenue on a net proceeds basis (i.e. net of refining charges). In the 4th Quarter 2006, an increase of $0.4 million was recorded for Revenues to reflect 2006 Revenue on a gross proceeds basis before refining charges. A corresponding adjustment has been made to increase the cost of production. Costs increased in the 4th Quarter 2006 due to an increase in labour costs at the Guanacevi Mines Project as the mine moved from contract to employee labour. In addition, a provision of $0.4 million was recorded in the 4th Quarter to reflect estimates of additional employee related taxes payable for the Mexican operations in 2006.

In the 1st Quarter 2007 higher sales production and higher sales proceeds reflects the commissioning of the 800 tpd ball mill in late February. The higher loss for the 1st Quarter 2007 reflects higher earnings from Mine Operations offset by a higher Non Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs, which were written off as incurred.

2.4	Liquidity and Capital Resources

Operating activities generated a $1.0 million surplus in the 1st Quarter 2007 compared to a loss of $0.3 million in the 1st Quarter 2006. The turnaround results from the Company’s growing production of silver from its operations at Guanacevi, Mexico and strong 1st Quarter metal prices for silver and gold.

Investing activities in the March Quarter 2007 were $4.6 million for the acquisition of property, plant and equipment compared to $2.2 million in the March Quarter 2006.

Financing activities through the issue of shares raised net $2.9 million in the March Quarter 2007 compared to $1.2 million in the March Quarter 2006.

The cash and cash equivalents balance increased from $15.1 million at March 31, 2006 to $31.2 million at March 31, 2007. Cash and cash equivalents decreased by $0.7 million during the 1st Quarter 2007 as a result of the share issues and cash surplus from operations less property plant and equipment expenditures. Working capital was $37.6 million at March 31, 2007.

The following table contains selected financial information of the Company’s liquidity:

	As at	As at
(in US $000s)	March 31, 2007	December 31, 2006

Cash and cash equivalents	$37,587	$31,870
Working capital	$37,592	$38,362

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

2.5	Contractual Obligation

The Company had contractual obligations amounting to US$5.6 million relating to plant & equipment and mine development at the Guanacevi Mines Project and other property payments. Refer also subsequent events Note 2.12 relating to the acquisition of the Bolanitos Exploitation Rights.

2.6	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

2.7	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

2.8	Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral reserves, fair values on acquisition, impairment of long lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

2.9	Changes in Reporting Currency, Accounting Policies and Changes in Accounting Policies

Details relating to the Change in Functional Currency and Reporting Currency are explained in Note 2 to the Financial Statements.

The Company’s Significant Accounting policies are described in Note 3 to the Consolidated Financial Statements.

Changes in Accounting Policies introduced during the March Quarter are recorded in detail in Note 4 of the Financial Statements.

2.10	Financial Instruments and Other Instruments

The Company held cash, cash equivalents and marketable securities at March 31, 2007 as recorded in the Consolidated Financial Statements. There were no other off balance sheet financial or other instruments.

2.11	Outlook

Capital raisings in 2006 have significantly enhanced the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. The property acquisitions in Mexico, coupled with working capital of $37.6 million at March 31, 2007, should help progress the Company’s goal to becoming a

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

top tier primary silver producer. The Company will focus on expanding its landholdings and silver production, reserves and resources through expanded programs of exploration drilling, underground development and production optimization.

In 2007, production from the Guanacevi Mines Project is forecast to double to 2.57 million oz silver and 4,700 oz gold (2.80 million oz Ag equivalents) from 276,000 tonnes (756 tonnes per day) grading 380 gpt silver and 0.70 gpt gold. The Porvenir mine is scheduled to produce 212,000 tonnes (582 tonnes per day) grading 400 gpt silver and 0.70 gpt gold and the 63,000 tonne balance will be drawn from the stockpiles and tailing inventory.

The plant expansion program at Guanacevi will continue in 2007 with the emphasis on improving metal recoveries and overall plant efficiency. The expansion includes: an increase in the capacity of the crushing/screening circuit; an aeration system for leach agitation tanks; a change in the circuit that will incorporate an intermediate thickener for scalping pregnant solution; a new Merrill-Crowe installation with pressure clarifiers; a new refinery facility; and a high density thickener to enhance the efficiency of the tailings disposal process.

Management’s 2007 production forecast for Unidad Bolanitos is expected to be released at the end of the 2nd Quarter, 2007.

In 2007, exploration drilling will continue at Guanacevi but emphasis will also be placed on the Company's new projects, including the Bolanitos mine in Guanajuato, the Parral project in Chihuahua and the Arroyo Seco project in Michoacan. Management's goal is to add at least 20 million oz of new silver resources through exploration in 2007.

2.12	Subsequent Events

Completion of the Acquisition of the Bolanitos Exploitation Rights and
Acquisition of the Bolanitos Concessions, Property and Plant from Industrias Penoles.

On May 2, 2007, the Company announced that it had completed the acquisition of the exploitation contracts to the producing Bolanitos silver (gold) mines and plant, located in the Guanajuato and La Luz silver districts of Guanajuato state, Mexico, from Minas de La Luz SA de CV ("MdlL"). Endeavour paid US$2.25 million in cash and 224,215 common shares priced at US$4.46 per share for the exploitation rights at Bolanitos.

Endeavour also announced an agreement with two subsidiary companies of Industrias Penoles SA de CV ("Penoles") to purchase all of the Bolanitos property and plant assets for 800,000 common shares of Endeavour and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. This Penoles agreement, upon closing on or before May 30, 2007 subject to regulatory approvals, will give Endeavour a 100% interest in the Bolanitos Mines project, free and clear of any royalties.

For greater clarity, the two-step acquisition of the Bolanitos Mines project by Endeavour is similar in structure to the Company's previous acquisition of the Guanacevi Mines project. Both Guanacevi and Bolanitos were closed Penoles mines that had been leased to local mining companies under exploitation contracts. In each case, Endeavour first negotiated options to purchase the exploitation rights from the local mining companies and then acquired the underlying assets from Industrias Penoles by issuing Penoles common shares of Endeavour. Upon closing the Bolanitos transaction, Industrias Penoles will hold 2.8 million common shares of Endeavour, or approximately 6.25% of the issued share capital.

The Bolanitos Mines project consists of 13 properties totalling 2,071 hectares in two property groups (Bolanitos and Cebada), three operating silver (gold) mines (Bolanitos, Golondrina and Cebada), several past-producing silver

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

(gold) mines, and the 500 tonne per day Bolanitos process plant. Cebada is located just 3 km north of the city of Guanajuato. Bolanitos and the plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads.

Cebada covers the northernmost 4.5 km extent of the famous Veta Madre silver (gold) vein system in the Guanajuato district. Bolanitos covers most of the 9 km length of the La Luz silver (gold) vein system in the La Luz district. Both properties adjoin the Guanajuato properties of Great Panther Resources Ltd. to the south.

In 2006, MdlL produced 255,766 oz silver and 3349 oz gold ( 423,216 oz Ag equivalents) from 76,532 tonnes ore grading 128 gpt silver and 1.62 gpt gold (6.1 oz per ton Ag equivalents), operating at about 43% of the Bolanitos plant capacity.

As of November, 2006, MdlL's proven and probable reserves totalled 774,668 tonnes grading 200 gpt silver and 1.87 gpt gold (8.6 oz per ton Ag equivalents) containing approximately 5 million oz silver and 46,000 oz gold (7.3 million oz Ag equivalents). Proven reserves were 300,089 tonnes grading 220 gpt silver and 1.89 gpt gold and probable reserves were 474,779 tonnes grading 187 gpt silver and 1.85 gpt gold.

MdlL's reserves are viewed as historic even though 1) they are independently estimated, 2) they are based on extensive underground sampling of the mineralized zones in drifts and raises, and 3) the reserve categories approximate CIM reporting standards. Endeavour has not yet verified these reserves, they do not comply with NI 43-101 and they should not be replied upon. Endeavour considers the reserves to be relevant because MdlL has years of experience in estimating, mining and processing the Bolanitos ores and Bolanitos is a profitable and producing silver mining operation at this time. Endeavour plans to retain a qualified independent engineering firm to verify the MdlL reserves and bring them into compliance with NI 43-101 in 2007.

Endeavour management believes the Bolanitos Mines project has good exploration potential for the discovery of both new mineralized veins as well as new orebodies within known veins. There has been no drilling on the properties since Penoles in the 1980's, and some well-mineralized high grade Penoles drill holes have never been followed up. Penoles production and reserve grades were substantially higher than the MdlL production and reserve grades, indicating that these vein systems do contain high grade silver (gold) ore zones.

Endeavour's main short-term goal at Bolanitos is to invest immediately in mine development in order to increase mine production up to the 500 tpd plant capacity by year-end. Our longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for a plant expansion. The acquisition of Bolanitos, brings a second operating silver mine to the Company’s activities in Mexico.

Godfrey Walton, M.Sc., P. Geo., is the Qualified Person who reviewed the historic production, reserve and technical data for the Bolanitos acquisition.

2.13	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended March 31, 2007 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Changes in Internal Controls Over Financial Reporting - Remedial Action Implemented and Planned. Management of the Company recognizes that any controls and procedures can only

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended March 31, 2007
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 11, 2007

provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control Risks and Changes in Internal Controls over Financial Reporting

Risks from Remote Operations

The Company’s operations are undertaken in remote locations in Mexico. The operations were previously undertaken by private corporations which were purchased by the Company during 2006. The officers and staff of those private corporations have previously not been required to maintain disclosure controls or internal controls over financial reporting to the same standard now required. In addition, there was a large turnover of accounting staff at the Mexican operations in the last quarter of 2006 and the first quarter of 2007.

Internal Control Weaknesses Identified

There have been difficulties in establishing the opening balance sheet on a Canadian GAAP and US GAAP basis of the subsidiaries acquired, there have been difficulties in confirming the taxation base of the subsidiaries acquired, there have been difficulties in transforming the reporting of the subsidiaries acquired from a cash basis of reporting to an accruals basis of reporting, there have been difficulties in obtaining timely information from the subsidiaries acquired, and there have been difficulties in the reconciliation process for the accounts in the subsidiaries acquired. There have been instances of insufficient segregation of duties which although typical of small companies of this size were outside those anticipated. There have been accounting staff resource constraints both in capacity and skills which have impacted on the financial reporting of income taxes and complex accounting transactions.

Likelihood of Material Misstatement

Management has determined that certain weaknesses in the Company’s internal controls over financial reporting stemming principally from its Mexican operations could result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management in Canada and Mexico and the board of directors have been working to mitigate the risk of a material misstatement in financial reporting. However, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement at this time.

Remedial Action Implemented and Planned

The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to local Mexican taxation regulatory matters. Significant time has been spent by senior financial staff on proving balances in the Mexican subsidiaries as at December 31 2006. More rigorous reporting and control standards have been introduced during the 1st Quarter of 2007. Management and senior financial staff will continue to closely monitor the financial reporting from the operations in Mexico. Management and the Audit Committee have engaged additional external audit services to perform additional procedures including the testing of internal controls and the review of the accuracy of financial reporting progressively through 2007 until the control weaknesses are remedied.